SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

On August 27, 2023, BioLineRx Ltd. (the “Company”) entered into a license agreement (the “License Agreement”) with Hong Seng Technology Limited (“HST”) and Guangzhou Gloria Biosciences Co., Ltd. (“Gloria” and/or with HST, the “Purchaser Party” or the “Licensee”), pursuant to which the Company granted HST an exclusive, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide (BL-8040) in order to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) (collectively, the “Territory”) and to engage and authorize Gloria to perform services under the License Agreement in the Territory. In addition, the Company granted the Licensee a first offer right with respect to the grant of certain rights in motixafortide outside of the Territory.

Effectiveness of the License Agreement is conditioned, among other things, upon obtaining the consent of the Israeli Innovation Authority (the “IIA”) within four months from the execution of the License Agreement.

Pursuant to the terms of the License Agreement, the Licensee is required to deposit a $15 million upfront payment in escrow within seven days after the execution of the License Agreement, which under the terms of the License Agreement will be released from escrow and transferred to the Company on the date that consent of the License Agreement is provided by the IIA, so long as that consent is obtained within four months from the execution of the License Agreement. The Company is also entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Territory. Additionally, the Company is eligible to receive tiered double-digit royalties (ranging from 10-20%), on a country-by-country basis, on aggregate net sales of motixafortide in the Territory until the longer of (i) fifteen years from the date of the first sale of motixafortide by Licensee, (ii) the last to expire valid claim of any licensed patents with respect to motixafortide in such country and (iii) the expiration of motixafortide’s orphan drug status in such country. The royalties payable by Licensee to the Company shall be reduced by 50% following the end of the initial royalty term and shall also be reduced upon the occurrence of certain events, including, on a country-by-country basis, the entry of a generic product in such country. In the event that the Company does not receive FDA approval of motixafortide from the FDA by the end of 2023, the development and regulatory milestones will only be partially payable and all royalty rates will be reduced to single digit royalties.

The License Agreement provides that the Company will supply motixafortide to the Licensee during the term on a cost-plus basis for commercial supply, while supply for development purposes will be on a cost-plus basis except that in certain limited circumstances the supply will be at a reduced cost, with the Company bearing a portion of the cost to be applied against any future royalties. The Licensee has a right but not an obligation after the effective date of the License Agreement to manufacture motixafortide itself or through a designated party.

The License Agreement shall continue on a country-by-country basis in the Territory until the expiration or early termination of the royalty term. In addition, the License Agreement may be terminated by the Licensee at any time after payment of the upfront payment upon 90 days’ prior written notice to the Company or upon the occurrence of special indemnity circumstances as described in the License Agreement. In addition, the License Agreement may be terminated by either party in the case of a material breach or bankruptcy. The License Agreement may also be terminated by either party prior to effectiveness date, if the IIA does not consent to the License Agreement or a party is exercising its right pursuant to the License Agreement to withhold agreement to modifications to the License Agreement as requested by the IIA.

The License Agreement includes various development obligations for the Licensee pursuant to an agreed-upon development plan, including the execution of a registrational study in stem-cell mobilization and the execution of a randomized Phase 2/3 study in first-line pancreatic adenocarcinoma.

In connection with the entry into the License Agreement, on August 27, 2023, the Company also entered into a securities purchase agreement (the “Purchase Agreement”) with the Purchaser Party, pursuant to which the Company agreed to sell and issue in a private placement (the “Private Placement”) an aggregate of 6,829,137 American Depositary Shares (“ADSs”), each ADS representing fifteen ordinary shares, par value NIS 0.10, of the Company, at a purchase price of $2.136 per ADS. Aggregate gross proceeds from the sale are expected to be approximately $14.6 million and are to be deposited into escrow pending closing. The closing is subject to certain closing conditions including, among other things, receipt of the IIA consent and effectiveness of the License Agreement, actual receipt by the Company in its bank account of the purchase price for the ADSs following release from escrow, as well as other customary closing conditions. No warrants were issued in the transaction.

Subject to closing of the Purchase Agreement and no earlier than thirty days from the date of execution of the Purchase Agreement, Dr. Shaoyu Yan shall be appointed as the Purchaser Party designee to serve as a Class III director until the Company’s annual general meeting of shareholders to be held in 2026. Effective as of the 2026 annual general meeting and for so long as the Purchaser Party is the owner of at least 5% of the issued and outstanding shares of the Company, the Purchaser Party shall have the right, but not the obligation, to nominate one person for election by the shareholders of the Company to serve as a member of the Company’s board of directors, provided that such nominee possesses the requisite certifications required for appointment as a director of a public company under Israeli law.

The Purchase Agreement provides that for one year following the date of the Purchase Agreement the Purchaser Party shall be subject to certain lockup and standstill restrictions which shall terminate upon the occurrence of certain events set forth in the Purchase Agreement. In addition, the Purchaser Party has been granted a right to participate in certain future financings up to its pro-rata portion for a period of 18 months following closing so long as it is the owner of at least 5% of the issued and outstanding shares of the Company.

The ADSs to be issued under the Purchase Agreement are being offered and sold in reliance on the exemption from the registration requirements afforded by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The ADSs have not been registered under the Securities Act or any state securities laws, and such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the License Agreement and the Purchase Agreement are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

On August 29, 2023, the Company and Genfleet Therapeutics mutually agreed to terminate their collaboration agreement for the advancement of motixafortide through a Phase 2b clinical trial in pancreatic adenocarcinoma.

Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report on Form 6-K states that the upfront payment under the License Agreement will be $15 million and the expected proceeds from the sale of the ADSs is $14.6 million.  In fact, the release of the upfront payment from escrow under the License Agreement and the closing of the sale of ADSs under the Purchase Agreement are subject to various conditions. If these conditions are not satisfied, then the Company may never receive the proceeds from the upfront payment or the sale of the ADSs. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Current Report.

Attached hereto are the following exhibits:

Exhibit No.	Description

10.1^	License Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Guangzhou Gloria Biosciences Co., Ltd. and Hong Seng Technology Limited

10.2^	Securities Purchase Agreement dated as of August 27, 2023 between the BioLineRx Ltd., Hong Seng Technology Limited and Guangzhou Gloria Biosciences Co., Ltd.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: August 30, 2023